SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X         Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes              No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

SIGNATURES

News Release

Roland Sunden to Lead CNH’s Global Agricultural Business:
Tom Kennedy to Retire

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (January 12, 2004) CNH Global N.V. (NYSE:CNH) said today that Roland Sunden has been appointed president of the company’s global agricultural business.

“I am pleased to announce that former Volvo executive Roland Sunden has joined CNH as the new leader of our agricultural equipment business,” Paolo Monferino, CNH chief executive officer said. “He brings to CNH more than 20 years of broad-based management experience in equipment manufacturing operations — ranging from military and jet propulsion engines to commercial buses and construction equipment. Roland comes to us directly from Volvo Construction Equipment in Belgium, where he was executive vice president for the past four years and led the successful effort to enhance the unit’s position as a key player on the global market.”

Sunden began his Volvo career in 1978 as a design-engineering specialist at the company’s Flygmotor division in Sweden. Following a two-year stint as project manager and senior development engineer at Allied Signal in the U.S., he returned to Volvo in 1983 as program manager for Flygmotor’s Rocket Engine Program. He subsequently held a broad range of management and executive positions — including director of space technology at Volvo Flygmotor, executive vice president at Volvo Aero Corporation and president & CEO of the U.S.-based Volvo Bus North America. Sunden earned his Bachelor of Liberal Arts degree from Östraboskolan College in Sweden and his Master of Science in Mechanical Engineering and Business Administration from Chalmers University in Gothenburg, Sweden.

Concurrently, Tom Kennedy, CNH corporate executive vice president - agricultural equipment business, will retire effective January 31, 2004 after nearly 40 years with the company.

“Well known and well respected by employees, dealers and customers around the world, Tom clearly has made his mark on CNH,” Monferino continued. “As he approaches retirement, we thank him for his many years of devoted service to the company, for his knowledge and expertise, and for the countless contributions he has made to our company and our industry.”

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

Tom Kennedy joined predecessor company Sperry New Holland in 1964 as an industrial engineer at the Belleville, Pennsylvania plant, ultimately holding positions as that company’s director of manufacturing for Western Europe, vice president of engineering for North America and subsequently vice president of marketing for North America. In 1987 he became vice president of North American sales operations for newly formed Ford New Holland and, one year later assumed global responsibility for the company’s manufacturing operations. Following the acquisition by Fiat in 1991 and the creation of New Holland N.V., he moved to the company’s headquarters in London, England becoming executive vice president and chief marketing officer for New Holland N.V. Following the formation of CNH Global N.V in 1999, he served as president of the New Holland agricultural business worldwide.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in more than 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

January 13, 2004